UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 000-50924

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BEACON SALES ACQUISITION, INC.

401(K) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEACON ROOFING SUPPLY, INC.

505 Huntmar Park Drive, Suite 300

Herndon, Virginia 20170

BEACON SALES ACQUISITION, INC.

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

YEARS ENDED SEPTEMBER 30, 2019 AND 2018

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Participants and 401(k) Plan Investment Committee

Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan

Herndon, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of September 30, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of September 30, 2019 and Schedule of Delinquent Participant Contributions for the year ended September 30, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2015.

Grand Rapids, Michigan

March 30, 2020

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	September 30,
	2019	2018
Assets
Investments at fair value:
Mutual funds	$336,573,266	$311,755,019
Common/collective trust	17,608,019	18,703,954
Employer securities	4,467,257	4,259,374
Total investments at fair value	358,648,542	334,718,347

Receivables:
Employer contributions receivable	-	332,946
Participant contributions receivable	-	808,654
Notes receivable from participants	9,752,725	8,988,727
Total receivables	9,752,725	10,130,327

Net assets available for benefits	$368,401,267	$344,848,674

See accompanying notes to financial statements

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30,
	2019	2018
Additions
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(10,657,154)	$14,513,812
Interest and dividends	18,075,062	11,615,360
Total investment income	7,417,908	26,129,172

Interest income on notes receivable from participants	453,789	342,150

Contributions:
Employer	11,973,257	11,916,341
Participant	34,363,585	30,553,504
Rollover	6,284,071	32,198,064
Total contributions	52,620,913	74,667,909

Total additions	60,492,610	101,139,231

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	36,585,912	31,197,135
Administrative expenses	354,105	241,800
Total deductions	36,940,017	31,438,935

Net increase	23,552,593	69,700,296

Transfer of assets to Plan	-	1,353,880

Net assets available for benefits:
Beginning of year	344,848,674	273,794,498
End of year	$368,401,267	$344,848,674

See accompanying notes to financial statements

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

1. Description of Plan

The following description of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, including the Adoption Agreement, for more complete information. The Plan Sponsor is Beacon Sales Acquisition, Inc. (the “Company”).

General – The Plan is a defined contribution plan covering all non-union employees of the Company who have completed ninety (90) days of service with the Company and are age twenty-one (21) or older. Eligible participants are automatically enrolled in the Plan once they have attained 21 years of age and have completed 90 days of service unless they affirmatively decline to participate. Employees covered by a collective bargaining agreement are generally excluded from participation. All employees who are non-resident aliens are also excluded from participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Transfer of Assets to the Plan – The Company has completed a number of acquisitions since the inception of the Plan. Employees of the acquired companies became eligible to participate in the Plan as of the applicable acquisition dates and may elect to roll over account balances from qualified plans. Employees elected to roll over $6,284,071 and $32,198,064 for the years ended September 30, 2019 and 2018, respectively. Participants were also allowed to roll over loan balances into the Plan, resulting in total loan transfers of $1,353,880 into the Plan for the year ended September 30, 2018.

Contributions – Each year, participants may contribute up to one hundred percent (100%) of their pre-tax or after-tax annual compensation as defined in the Plan, subject to Internal Revenue Code (“IRC”) limitations ($19,000 and $18,500 for 2019 and 2018, respectively). Individuals who are age fifty (50) or older, and who contribute the maximum federal limit, are eligible to make an additional contribution called a “catch-up contribution.” The allowed maximum catch-up contribution for 2019 and 2018 was $6,000. The Plan has an automatic enrollment feature; if automatically enrolled, a participant’s deferral is set at 6% of eligible compensation until changed by the participant, or the participant elects not to participate in the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans.

All Company contributions are determined at the discretion of the Company’s board of directors. For the years ended September 30, 2019 and 2018, the Company made matching contributions equal to fifty percent (50%) of the first 6% of a participant’s elective contribution based on pre-tax or after-tax eligible compensation. There were no profit-sharing contributions for the years ended September 30, 2019 and 2018.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions, b) Plan earnings, and c) Plan expenses. Allocations are based upon participant compensation, contributions and/or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options – Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers twenty-nine (29) mutual funds, one (1) common/collective trust fund, and the common stock of the Company as investment options. The investment options offered by the Plan provide for a range of investment objectives, including growth, growth and income, and income and capital stability. The Plan includes provisions for voting shares of Company common stock. Participants may invest up to a limit of 15% of their account balance in Company common stock.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contributed portion of their accounts, plus the earnings thereon, is based on years of service. A participant is one hundred percent (100%) vested in both the discretionary profit-sharing and matching Company contributions after six (6) years of credited service (minimum 1,000 hours per Plan year). Vesting is accelerated upon termination due to early or normal retirement, death or disability. The following represents the vesting schedules for both the discretionary profit-sharing and matching Company contributions:

Years of Service	Vested Percentage
Less than two (2) years	0%
Two (2) years	20%
Three (3) years	40%
Four (4) years	60%
Five (5) years	80%
Six (6) years	100%

Notes Receivable from Participants – Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding balance of any prior loans from the Plan during the prior one-year period), or fifty percent (50%) of their vested account balance. For the year ended September 30, 2019, the interest rates charged on participant loans ranged from 3.25% to 9.25%. Principal and interest amounts are paid through payroll deductions. Participants are charged a fee when taking out a loan. For the years ended September 30, 2019 and 2018, there were fees of $80,325 and $62,560 charged to loan recipients, respectively, which are included in administrative expenses on the statements of changes in net assets available for benefits.

Payment of Benefits – Benefits are payable in a lump sum upon separation from service, death or disability. In-service distributions are available for hardship, or attainment of age 59½. In any event, payment of benefits must commence at the later of when the participant reaches age 70½ or termination of employment (except benefit payments must commence at age 70½ if the participant owns 5% or more of the Company’s outstanding stock). Participants may also receive distributions from rollovers of prior qualified plans.

The Plan also provides for involuntary distribution of account balances for terminated participants with account balances of less than $1,000. Participant accounts of terminated participants with balances between $1,000 and $5,000 are automatically rolled into an individual retirement account (“IRA”) if the participant does not elect payment.

Forfeitures – Forfeitures of the non-vested portion of participant accounts will be first used to reduce Company matching contributions and then discretionary profit-sharing contributions. Total forfeitures of $2,028,579 and $200,353 were used in a combination of these ways in the years ended September 30, 2019 and 2018, respectively. As of September 30, 2019 and 2018, the balances in the forfeitures account totaled $822,876 and $1,178,844, respectively.

Administrative Expenses – Expenses incurred in the administration of the Plan are paid directly by the Company, except those relating to recordkeeping fees on the participant loans and processing fees for certain benefit payments that are allocated to the respective individual participants’ accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements and accompanying footnotes were prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles (“GAAP”). The Company has elected to file these financial statements with the Securities and Exchange Commission prepared in conformity with guidelines issued under ERISA, as amended.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Investments – Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participant Accounts – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions – Contributions are recorded on an accrual basis.

Payment of Benefits – Benefits are recorded when paid.

3. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a defined three-tier hierarchy to classify and disclose the fair value of assets and liabilities on both the date of their initial measurement as well as all subsequent periods. The fair value hierarchy prioritizes the inputs used to measure fair value by the lowest level of input that is available and significant to the fair value measurement. The three levels are described as follows:

•	Level 1: Observable inputs. Quoted prices in active markets for identical assets and liabilities;
•

Level 2: Observable inputs other than the quoted price. Includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets and amounts derived from valuation models where all significant inputs are observable in active markets; and

•	Level 3: Unobservable inputs. Includes amounts derived from valuation models where one or more significant inputs are unobservable and require the Company to develop relevant assumptions.

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level of classification as of each reporting period.

The following is a description of the valuation methods used for Plan assets measured at fair value as of September 30, 2019 and 2018. There were no changes in the methods used as of September 30, 2019 and 2018.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year-end, quoted in an active market.
•

Common/collective trust: The fair value of participation units held in the Reliance Trust Stable Value Fund (MetLife Series 25157), a common/collective trust (“CCT”) is based on net asset value, as reported by the manager of the collective trust fund, Reliance Trust Company, and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The CCT invests entirely in the MetLife Group Annuity Contract 25157, which consists of separately managed investment portfolios in fixed income securities and enters into wrapper contracts, which are issued by third parties and are designed to allow the Fund to maintain a constant net asset value. The CCT provides for daily redemptions by the Plan at reported net asset value, with no advance notice requirements.

•	Employer securities: Valued at the closing price reported by the Nasdaq Global Select Market at fiscal year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methods or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of September 30, 2019 and 2018:

	Assets at Fair Value as of September 30, 2019
	Level 1	Level 2	Level 3	Other[1]	Total
Mutual funds	$336,573,266	$-	$-	$-	$336,573,266
Employer securities	4,467,257	-	-	-	4,467,257
Common/collective trust	-	-	-	17,608,019	17,608,019
Total investments at fair value	$341,040,523	$-	$-	$17,608,019	$358,648,542

	Assets at Fair Value as of September 30, 2018
	Level 1	Level 2	Level 3	Other[1]	Total
Mutual funds	$311,755,019	$-	$-	$-	$311,755,019
Employer securities	4,259,374	-	-	-	4,259,374
Common/collective trust	-	-	-	18,703,954	18,703,954
Total investments at fair value	$316,014,393	$-	$-	$18,703,954	$334,718,347

____________________________________________________________

1Asset fair value is measured using net asset value as a practical expedient and therefore excluded from the fair value hierarchy.

4. Related Party Transactions

The Company pays certain administrative expenses of the Plan. In addition, certain expenses are paid using a revenue sharing arrangement and are included in administrative expenses on the statements of changes in net assets available for benefits. Total investment advisory and other fees paid out of this revenue sharing arrangement were $159,283 and $136,950 for the years ended September 30, 2019 and 2018, respectively. The total allocated to participants out of this revenue sharing arrangement was $822,926 and $367,972 for the years ended September 30, 2019 and 2018, respectively.

The Plan holds shares of mutual funds managed by American Funds Service Company (American Funds). FASCore, LLC (FASCore) is the record keeper and Capital Bank & Trust Company (CB&T) is the trustee. CB&T and American Funds are affiliated entities. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

6. Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2014 stating that the form of the plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

GAAP requires plan management to evaluate uncertain tax positions taken by defined contribution plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Delinquent Participant Contributions

The Company failed to remit certain participant contributions to the Plan in a timely manner, according to Department of Labor regulations, totaling $7,856 and $51,099 for the years ended September 30, 2019 and 2018, respectively. The lost earnings from these late remittances are immaterial and have been allocated to Plan participants.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of September 30, 2019 and 2018:

	September 30,
	2019	2018
Net assets available for benefits per the financial statements	$368,401,267	$344,848,674
Receivables	-	(1,141,600)
Net assets available for benefits per Form 5500	$368,401,267	$343,707,074

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to Form 5500 for the years ended September 30, 2019 and 2018:

	Year Ended September 30,
	2019	2018
Increase in net assets available for benefits per the financial statements	$23,552,593	$69,700,296
Change in receivables	1,141,600	(1,141,600)
Increase in net assets available for benefits per Form 5500	$24,694,193	$68,558,696

10. Subsequent Events

Effective in December 2019, the Plan was amended to change the Plan year-end from September 30 to December 31. The Plan will report a short Plan year from October 1, 2019 to December 31, 2019.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus that was spreading globally (the “COVID-19 outbreak”). On March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since September 30, 2019. However, because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

SUPPLEMENTAL SCHEDULE

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

PLAN:  001

EIN:  36-4173366

Schedule H, Line 4(i) -

Schedule of Assets (Held at End of Year)

September 30, 2019

(a)	(b)	(c)		(e)

	Identity of issuer, borrower, lessor or similar party	Description of investment		Current value
	Mutual Funds:
*	American Funds Growth Fund Of Amer R4	815,197	Shares	$39,749,007
*	American Funds 2030 Target Date Fund R4	2,255,758	Shares	33,317,548
*	American Funds 2025 Target Date Fund R4	2,276,211	Shares	31,411,709
*	American Funds 2035 Target Date Fund R4	1,894,427	Shares	28,776,350
*	American Funds 2040 Target Date Fund R4	1,685,637	Shares	26,194,797
*	American Funds 2045 Target Date Fund R4	1,450,984	Shares	22,940,065
*	American Funds Fundamental Investors R4	367,455	Shares	21,646,763
*	American Funds Capital Inc Bldr R4	284,625	Shares	17,410,506
*	American Funds 2050 Target Date Fund R4	1,026,018	Shares	15,893,012
*	American Funds 2020 Target Date Fund R4	1,158,548	Shares	14,922,092
	Columbia Small Cap Index A	497,799	Shares	11,220,390
*	American Funds Europacific Gr R4	200,480	Shares	10,202,403
*	American Funds 2055 Target Date Fund R4	495,129	Shares	9,580,741
*	American Funds New Perspective R4	212,970	Shares	9,338,738
	Columbia Mid Cap Index A	526,748	Shares	8,154,054
	Columbia Large Cap Index A	151,861	Shares	7,497,386
	Western Asset Core Bond A	440,357	Shares	5,768,673
	Invesco Small Cap Value A	269,585	Shares	3,598,960
*	American Funds 2060 Target Date Fund R4	245,310	Shares	3,157,139
*	American Funds 2015 Target Date Fund R4	241,654	Shares	2,861,182
*	American Funds Washington Mutual R4	56,834	Shares	2,620,607
*	American Funds New World Fund R4	35,713	Shares	2,382,787
	iShares U.S. Aggregate Bond Index A	186,443	Shares	1,948,332
	iShares MSCI EAFE International Index A	102,414	Shares	1,348,790
	Eaton Vance Income Fund Of Boston A	230,896	Shares	1,293,017
	Pimco Real Return A	98,244	Shares	1,098,364
	Invesco Global Real Estate A	70,336	Shares	938,276
*	American Funds 2010 Target Date Fund R4	66,345	Shares	739,751
	Pimco Int Bond (Unhedged) A	58,954	Shares	561,827
				$336,573,266

	Employer Securities:
*	Beacon Roofing Supply, Inc. Common Stock	133,232	Shares	4,467,257

	Common/Collective Trust:
	RelianceMetLife GAC Series 25157 Cls 35	90,965	Units	17,608,019

*	Participant loans	Interest rates ranging from 3.25% to 9.25%		9,752,725

				$368,401,267

___________________________________________________________

*Party-in-interest as defined by ERISA.

Note (d): Cost information has not been included because all investments are participant-directed.

SUPPLEMENTAL SCHEDULE

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

PLAN:  001

EIN:  36-4173366

Schedule H, Line 4(a) -

Schedule of Delinquent Participant Contributions

Year Ended September 30, 2019

	Totals That Constitute Non-Exempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP[1]	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2019 contributions	$-	$7,856	$-	$-
2018 contributions	-	51,099	-	-

____________________________________________________________

1Voluntary Fiduciary Correction Program (DOL).

EXHIBIT INDEX

Exhibit No.
23.1	Consent of BDO USA, LLP

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN

Date: March 30, 2020		/s/ JOSEPH M. NOWICKI
	By:	Joseph M. Nowicki
Executive Vice President & Chief Financial Officer